SEC FILE NUMBER

001-35257

CUSIP NUMBER

02752P

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20 F ☐ Form 11 K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I — REGISTRANT INFORMATION

American Midstream Partners, LP

Full Name of Registrant:

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number):

2103 CityWest Blvd.

Building #4, Suite 800

City, State and Zip Code:

Houston, Texas 77042

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

American Midstream Partners, LP (the “Partnership”) is notifying the Securities and Exchange Commission (the “Commission”) that the Partnership is utilizing Rule 12b-25, which allows for a filing of its Annual Report on Form 10-K for the year ended December 31, 2018 (the “Form 10-K”) to be deemed timely if filed within the 15-day extension period.

As previously announced, the Partnership has entered into a merger agreement pursuant to which the owner of its general partner will acquire all of the common units not owned by the general partner or its affiliates (the “Transaction”). Due to the considerable time and resources that management devoted to the Transaction and related administrative requirements, the Partnership has been unable to complete the preparation of the Form 10-K without unreasonable effort or expense.

As disclosed in the Partnership’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2018, the Partnership’s revolving credit facility matures on September 5, 2019 and has not been renewed. Until such time as the Partnership has executed an agreement to refinance or extend the maturity of the Partnership’s revolving credit facility, the Partnership cannot conclude that it is probable that it will do so, and accordingly, this raises substantial doubt about the Partnership’s ability to continue as a going concern. As a result of the Transaction, management has deferred finalization of a renewal of the revolving credit facility. Because renewal or refinance of the revolving credit facility remains uncertain, the Partnership expects that the audited financial statements contained in the Form 10-K will contain a note regarding its ability to continue as a going concern. In addition, the Partnership expects to report in the Form 10-K material weaknesses in its internal control over financial reporting as of December 31, 2018. The existence of a going concern qualification in the Partnership’s audited financial statements constitutes, and the existence of a material weakness in the Partnership’s internal control over financial reporting may constitute, an event of default under its revolving credit agreement. Prior to filing the Form 10-K with the Commission, the Partnership expects to enter into a waiver agreement with its lenders under the revolving credit agreement to waive the event of default arising pursuant to the existence of a going concern qualification in its audited financial statements and of a material weakness in internal control over financial reporting. The Partnership needs additional time necessary to finalize the Form 10-K due to significant demands on the Partnership’s management related to negotiating, obtaining, completing and preparing such waiver agreement. This process has diverted time and resources from the Partnership’s normal process of preparing the Form 10-K, and the Partnership has not been able to complete the process required to adequately prepare the consolidated financial statements without incurring unreasonable effort or expense. There can be no assurance that the Partnership will receive a waiver under the credit facility on terms acceptable to it or at all.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Karen S. Acree	346	241-3400
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes     ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Partnership expects to report a net loss attributable to the Partnership for the year ended December 31, 2018 of $7.8 million, a decrease of $215.2 million, or 97% from the net loss attributable to the Partnership for the year ended December 31, 2017, primarily due to:

•	increased revenues from both commodity sales and services, partially offset by higher cost of sales associated with higher revenues and increased operating expenses;

•	a benefit of $193.0 million from reduced long-lived assets and intangible assets, including goodwill, impairment charges during the current year; and

•	a net gain of $95.1 million primarily from the asset sales during 2018 offset by a $29.8 million increase in income tax expense related to the gain from the sale.

The Partnership expects to report that the above items, which decreased the net loss attributable to the Partnership between periods, were partially offset by:

•	a $17.0 million termination fee from the termination of the SXE Merger Agreement in 2018;

•	a $35.7 million reduction in other income primarily due to the fair value adjustment recorded in connection with a 2017 acquisition; and

•	a $44.1 million reduction in income from discontinued operations, including gain on sale, which related to our Propane Business that was sold in the third quarter of 2017.

The financial information set forth herein consists of preliminary unaudited results, which will not be final and are subject to change until the Partnership files its audited financial statements in the Form 10-K.

The statements included in this Form 12b-25 regarding the Partnership’s financial performance and results of operations, in each case as expected to be reported, the expected filing date of the Form 10-K, our ability to obtain a waiver under the credit agreement and the costs and conditions of any such waiver, the impact of any default under our credit agreement and other statements that are not historical facts are “forward- looking statements” within the meaning of Section 27A of the Securities and Exchange Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although management believes the expectations reflected in those forward-looking statements are reasonable, no assurance can be given that they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Factors that could cause actual results to differ materially from expected results include actions by the lenders under the credit facility, events relating to the Transaction, the finalization of the Partnership’s consolidated financial statements and the audit of those financial statements, as well as other factors described in our filings with the U.S. Securities and Exchange Commission.

SIGNATURE

American Midstream Partners, LP has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN MIDSTREAM PARTNERS, LP

		By:	American Midstream GP, LLC
its General Partner

Date:	March 18, 2019	By: /s/ Eric T. Kalamaras
Name: Eric T. Kalamaras
Title: Senior Vice President and Chief Financial Officer